Exhibit 12.1

CRESTWOOD EQUITY PARTNERS LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio)

	Three Months Ended June 30,				Six Months Ended June 30,
	2014		2013		2014		2013
Earnings:
Pre-tax income from continuing operations before adjustment for non-controlling interest and equity earnings (including amortization of excess cost of equity investment) per statements of income	$(3.1)		$(4.2)		$11.0		$0.1
Add:
Fixed charges	36.0		12.9		71.2		25.0
Amortized capitalized interest	—		—		—		—
Less:
Capitalized interest	(1.3)		(0.1)		(2.7)		(0.1)
Non-controlling interest in pre-tax income of subsidiary with no fixed charges	(3.7)		—		(6.8)	(2)	—
Total earnings available for fixed charges	$27.9		$8.6		$72.7		$25.0

Fixed charges:
Interest and debt expense	33.9		12.1		67.0		23.5
Interest component of rent	2.1		0.8		4.2		1.5
Total fixed charges	$36.0		$12.9		$71.2		$25.0

Ratio of earnings to fixed charges(1)	—	(3)	—	(3)	1.0		1.0

(1)
For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of pretax income from continuing operations before adjustment for non-controlling interest and income from equity investee plus fixed charges (excluding capitalized interest) and amortized capitalized interest. "Fixed charges" represents interest incurred (whether expensed or capitalized), amortization of debt costs and that portion of rental expense on operating leases deemed to be the equivalent of interest.

(2)	Dividend requirement of preferred securities issued by our consolidated subsidiary was paid in units and therefore were not considered a fixed charge for purposes of this computation.

(3)	Earnings for the three months ended June 30, 2014 and 2013 were inadequate to cover fixed charges by approximately $8.1 million and $4.3 million, respectively.